UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934

                              DYNATECH CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.20 Par Value
                         (Title of Class of Securities)

                               CUSIP No. 268138104
                                 (CUSIP Number)

                                Thomas F. Steyer
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                  (415)421-2132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 43 Pages
                         Exhibit Index Found on Page 42

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         222,600
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      222,600
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         222,600
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.3 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Institutional Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         222,500
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      222,500
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         222,500
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.3 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Institutional Partners II, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         33,600
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      33,600
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         33,600
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         0.2 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Institutional Partners III, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         42,900
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      42,900
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         42,900
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         0.3 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Tinicum Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         New York
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         26,300
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      26,300
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         26,300
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         0.2 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Management, L.L.C.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         391,500
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      391,500
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         391,500
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         2.3 %
---------======================================================================
   14    Type of Reporting Person*

         IA, OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Partners, L.L.C.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         547,900
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      547,900
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         547,900
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         3.2 %
---------======================================================================
   14    Type of Reporting Person*

         OO
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Enrique H. Boilini
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         Argentina
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         939,400
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      939,400
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         939,400
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         5.6 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David I. Cohen
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         South Africa
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         939,400
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      939,400
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         939,400
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         5.6 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 10 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Joseph F. Downes
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         939,400
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      939,400
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         939,400
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         5.6 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 11 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Fleur E. Fairman
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         547,900
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      547,900
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         547,900
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         3.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 12 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Jason M. Fish
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         939,400
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      939,400
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         939,400
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         5.6 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 13 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Andrew B. Fremder
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         939,400
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      939,400
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         939,400
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         5.6 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 14 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         William F. Mellin
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         939,400
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      939,400
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         939,400
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         5.6 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 15 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stephen L. Millham
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         939,400
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      939,400
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         939,400
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         5.6 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 16 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Meridee A. Moore
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         939,400
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      939,400
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         939,400
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         5.6 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 17 of 43 Pages

                                  SCHEDULE 13D
===============================
 CUSIP No. 268138104
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Thomas F. Steyer
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*        (a) [   ]

                                                                  (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, OO
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [   ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         939,400
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      939,400
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         939,400
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                 [   ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         5.6 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 18 of 43 Pages

Item 1.  Security and Issuer.

      This statement relates to shares of Common Stock, par value $.20 per share, (the "Shares") of Dynatech Corporation (the "Company"). The Company's principal offices are located at 3 New England Executive Park, Burlington, Massachusetts 01803-5087.

Item 2. Identity and Background.

      (a) This statement is filed by: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;
(ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it; (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it; (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it; (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum", collectively with FCP, FCIP, FCIP II and FCIP III, the "Partnerships"), with respect to the Shares held by it; (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company ("FCMLLC"), with respect to the Shares held by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore"), and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"(1)); (vii) Farallon Partners, L.L.C., a Delaware limited liability company ("FPLLC"), with respect to the Shares held by each of the Partnerships; (viii) each of Enrique
H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"),

------------

      1 Of the Shares reported by FCMLLC on behalf of the Managed Accounts, 15,500 Shares (equal to approximately 0.09% of the total Shares currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut 06881.

                               Page 19 of 43 Pages

Meridee A. Moore ("Moore") and Thomas F. Steyer ("Steyer"), with respect to the Shares held by each of the Partnerships and the Managed Accounts; and (ix) Fleur
E. Fairman ("Fairman") with respect to the Shares held by each of the Partnerships (FCP, FCIP, FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

      The name, address, principal business, citizenship or state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco, California 94111, and (ii) Offshore is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

                               Page 20 of 43 Pages

      (c) The principal business of each of the Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

      (d) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

      The net investment cost (including commissions) is $10,508,055 for the 222,600 Shares held by FCP, $10,469,432 for the 222,500 Shares held by FCIP, $1,582,643 for the 33,600 Shares held by FCIP II, $2,028,095 for the 42,900
Shares held by FCIP III, $1,232,653 for the 26,300 Shares held by Tinicum and $18,529,929 for the 391,500 Shares held by the Managed Accounts.

      The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman,

                               Page 21 of 43 Pages

Sachs & Co.; (iii) with respect to FCP, from working capital, and/or from borrowings pursuant to a margin account maintained by FCP at Goldman, Sachs & Co.; and (iv) with respect to Tinicum, from working capital, from borrowings pursuant to a margin account maintained by Tinicum at Goldman, Sachs & Co. and/or from borrowings pursuant to a revolving credit agreement entered into by Tinicum with ING (U.S.) Capital Corporation. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose of the  Transaction.

      The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

      Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

      Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the

                               Page 22 of 43 Pages

Company, one or more members of the board of directors of the Company and/or potential investors in the Company regarding the Company, including but not limited to its operations.

      Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

      A.  Farallon Capital Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith and of Footnote 1 hereto is calculated based upon the 16,862,874 Shares outstanding as of March 4, 1998, as reported by the Company in Amendment No. 1 to the Registration Statement on Form S-4 as filed by the Company on March 13, 1998.

            (c) The trade dates, number of Shares purchased or sold and the price per Shares for all purchases and sales of the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      B. Farallon Capital Institutional Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

                               Page 23 of 43 Pages

            (c) The trade dates, number of Shares purchased or sold and the price per Shares for all purchases and sales of the Shares in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      C. Farallon Capital Institutional Partners II, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Shares for all purchases and sales of the Shares in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      D. Farallon Capital Institutional Partners III, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Shares for all purchases and sales of the Shares in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FPLLC as General Partner has the power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen,

                               Page 24 of 43 Pages

                  Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      E. Tinicum Partners, L.P.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Shares for all purchases and sales of the Shares in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      F. Farallon Capital Management, L.L.C.

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c) The trade dates, number of Shares purchased or sold and the price per Shares for all purchases and sales of the Shares by the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

            (e)   Not applicable.

      G. Farallon Partners, L.L.C.

                               Page 25 of 43 Pages

            (a),(b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)   Not applicable.

      H. Enrique H. Boilini

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      I. David I. Cohen

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

                               Page 26 of 43 Pages

      J. Joseph F. Downes

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      K. Fleur E. Fairman

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Fairman is a managing member of FPLLC.

            (e)   Not applicable.

      L. Jason M. Fish

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

                               Page 27 of 43 Pages

      M. Andrew B. Fremder

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      N. William F. Mellin

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      O. Stephen L. Millham

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by

                               Page 28 of 43 Pages
                  the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      P. Meridee A. Moore

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      Q. Thomas F. Steyer

            (a),(b) The  information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)   None.

            (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)   Not applicable.

      The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen,

                               Page 29 of 43 Pages

Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                               Page 30 of 43 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1998

                           /s/ David I. Cohen
                           ----------------------------------------
                           FARALLON PARTNERS, L.L.C., on its own behalf and as General Partner of FARALLON CAPITAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and TINICUM PARTNERS, L.P.
                           By David I. Cohen,
                           Managing Member



                           /s/ David I. Cohen
                           ----------------------------------------
                           FARALLON CAPITAL MANAGEMENT, L.L.C.
                           By David I. Cohen,
                           Managing Member



                           /s/ David I. Cohen
                           ----------------------------------------
                           David I. Cohen,  individually and as
                           attorney-in-fact for each of Enrique H. Boilini, Joseph F. Downes, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, William F. Mellin,
                           Stephen L. Millham, Meridee A. Moore, and
                           Thomas F. Steyer.


      The Powers of Attorney each executed by Boilini, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer authorizing Cohen to sign and file this Schedule 13D on each person's behalf was filed with Amendment No. 5 to the
Schedule 13D filed with the SEC on February 2, 1998, by such Reporting Persons with respect to the Units of Axogen Limited are hereby incorporated by reference.

                               Page 31 of 43 Pages

                                                                         ANNEX 1


      Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC and FPLLC is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

      1.    (a)   Farallon Capital Management, L.L.C.
            (b)   One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Serves as  investment  adviser  to  various  managed accounts
            (d)   Delaware limited liability company
            (e)   Managing  Members:  Thomas F. Steyer,  Senior Managing Member;
                  Enrique H. Boilini, David I. Cohen, Joseph F. Downes, Jason M.
                  Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

      2.    (a)   Farallon Partners, L.L.C.
            (b)   c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Serves as general partner to investment partnerships
            (d)   Delaware limited liability company
            (e)   Managing  Members:  Thomas F. Steyer,  Senior Managing Member;
                  Enrique H. Boilini, David I. Cohen, Joseph F. Downes, Fleur E.
                  Fairman, Jason M. Fish, Andrew B. Fremder,  William F. Mellin,
                  Stephen L. Millham and Meridee A. Moore, Managing Members.

      3.    (a)   Enrique H. Boilini
            (b)   c/o Farallon Capital Management, L.L.C.
                  75 Holly Hill Lane
                  Greenwich, CT  06830
            (c)   Managing  Member  of  Farallon  Partners,   L.L.C.;   Managing
                  Member of Farallon Capital Management, L.L.C.
            (d)   Argentinean Citizen

      4.    (a)   David I. Cohen
            (b)   c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Managing Member of Farallon Partners,  L.L.C.; Managing Member
                  of Farallon Capital Management, L.L.C.
            (d)   South African Citizen

                               Page 32 of 43 Pages

      5.    (a)   Joseph F. Downes
            (b)   c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Managing Member of Farallon Partners,  L.L.C.; Managing Member
                  of Farallon Capital Management, L.L.C.
            (d)   United States Citizen

      6.    (a)   Fleur E. Fairman
            (b)   993 Park Avenue
                  New York, New York  10028
            (c)   Managing Member of Farallon Partners, L.L.C.
            (d)   United States Citizen

      7.    (a)   Jason M. Fish
            (b)   c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Managing Member of Farallon Partners,  L.L.C.; Managing Member
                  of Farallon Capital Management, L.L.C.
            (d)   United States Citizen

      8.    (a)   Andrew B. Fremder
            (b)   c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Managing Member of Farallon Partners,  L.L.C.; Managing Member
                  of Farallon Capital Management, L.L.C.
            (d)   United States Citizen

      9.    (a)   William F. Mellin
            (b)   c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Managing Member of Farallon Partners,  L.L.C.; Managing Member
                  of Farallon Capital Management, L.L.C.
            (d)   United States Citizen

      10.   (a)   Stephen L. Millham
            (b)   c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Managing Member of Farallon Partners,  L.L.C.; Managing Member
                  of Farallon Capital Management, L.L.C.
            (d)   United States Citizen

                               Page 33 of 43 Pages

      11.   (a)   Meridee A. Moore
            (b)   c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Managing Member of Farallon Partners,  L.L.C.; Managing Member
                  of Farallon Capital Management, L.L.C.
            (d)   United States Citizen

      12.   (a)   Thomas F. Steyer
            (b)   c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
            (c)   Senior Managing Member of Farallon  Partners,  L.L.C.;  Senior
                  Managing Member of Farallon Capital Management, L.L.C.
            (d)   United States Citizen

                               Page 34 of 43 Pages

                                   SCHEDULE A

                         FARALLON CAPITAL PARTNERS, L.P.


                                 NO. OF SHARES             PRICE
       TRADE DATE                  PURCHASED             PER SHARE
                                                  (including commission)


        02/25/98                     3,300                $48.02
        02/26/98                    10,600                $47.87
        03/02/98                     1,200                $47.77
        03/03/98                     1,200                $47.71
        03/16/98                     3,700                $48.02
        03/17/98                     1,900                $48.02
        03/17/98                    12,000                $48.06
        03/18/98                     2,900                $48.17
        03/23/98                     1,300                $48.27
        03/24/98                     1,100                $48.27
        03/24/98                    27,200                $48.19
        03/25/98                      600                 $48.15
        03/26/98                     1,300                $48.14
        03/30/98                     2,300                $48.15
        03/31/98                     2,300                $48.02

                               Page 35 of 43 Pages

                                   SCHEDULE B

                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                              NO. OF SHARES                PRICE
       TRADE DATE               PURCHASED                PER SHARE
                                                  (including commission)

        02/25/98                  2,900                   $48.02
        02/26/98                  6,800                   $47.87
        03/02/98                   900                    $47.77
        03/03/98                   900                    $47.71
        03/16/98                  4,400                   $48.02
        03/17/98                  1,900                   $48.02
        03/17/98                 12,000                   $48.06
        03/18/98                  2,900                   $48.17
        03/23/98                   700                    $48.27
        03/24/98                   600                    $48.27
        03/24/98                 14,900                   $48.18
        03/25/98                   300                    $48.14
        03/26/98                   900                    $48.14
        03/30/98                  1,600                   $48.15
        03/31/98                  1,500                   $48.02

                               Page 36 of 43 Pages

                                   SCHEDULE C

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                              NO. OF SHARES                PRICE
       TRADE DATE               PURCHASED                PER SHARE
                                                  (including commission)

        02/25/98                  1,300                   $48.02
        02/26/98                   900                    $47.87
        03/02/98                   200                    $47.77
        03/03/98                   200                    $47.71
        03/16/98                   700                    $48.02
        03/17/98                   200                    $48.02
        03/17/98                  1,000                   $48.06
        03/18/98                   200                    $48.18
        03/23/98                   100                    $48.27
        03/24/98                   100                    $48.27
        03/24/98                  2,500                   $48.18
        03/25/98                   100                    $48.14
        03/26/98                   300                    $48.14
        03/30/98                   600                    $48.15
        03/31/98                   300                    $48.02

                               Page 37 of 43 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


                              NO. OF SHARES               PRICE
       TRADE DATE               PURCHASED               PER SHARE
                                                 (including commission)

        02/25/98                   400                   $48.02
        02/26/98                  1,400                  $47.87
        03/02/98                   100                   $47.77
        03/03/98                   100                   $47.71
        03/16/98                   700                   $48.02
        03/17/98                   300                   $48.02
        03/17/98                  2,000                  $48.06
        03/18/98                   500                   $48.17
        03/23/98                   300                   $48.27
        03/24/98                   300                   $48.27
        03/24/98                  7,400                  $48.19
        03/25/98                   100                   $48.14
        03/26/98                   400                   $48.15
        03/30/98                   300                   $48.14
        03/31/98                   200                   $48.02

                               Page 38 of 43 Pages

                                   SCHEDULE E

                             TINICUM PARTNERS, L.P.


                              NO. OF SHARES                PRICE
       TRADE DATE               PURCHASED                PER SHARE
                                                  (including commission)

        02/25/98                   300                    $48.02
        02/26/98                   500                    $47.87
        03/03/98                   100                    $47.71
        03/16/98                   500                    $48.02
        03/17/98                   100                    $48.02
        03/17/98                   500                    $48.06
        03/18/98                   100                    $48.17

                               Page 39 of 43 Pages

                                   SCHEDULE F

                       FARALLON CAPITAL MANAGEMENT, L.L.C.


                              NO. OF SHARES                PRICE
       TRADE DATE               PURCHASED                PER SHARE
                                                  (including commission)

        02/25/98                  3,900                   $48.02
        02/26/98                 22,500                   $47.87
        03/02/98                  2,300                   $47.77
        03/03/98                  2,200                   $47.71
        03/05/98                  1,000                   $47.77
        03/16/98                  6,100                   $48.02
        03/17/98                  3,000                   $48.02
        03/17/98                 20,000                   $48.06
        03/18/98                  4,800                   $48.18
        03/19/98                   400                    $48.15
        03/23/98                  2,800                   $48.27
        03/24/98                  2,500                   $48.27
        03/24/98                 61,900                   $48.18
        03/25/98                  1,100                   $48.14
        03/26/98                  2,900                   $48.14
        03/30/98                  4,200                   $48.15
        03/31/98                  4,800                   $48.02

        02/25/98                   100                    $48.02
        02/26/98                   500                    $47.87
        03/02/98                   100                    $47.77
        03/03/98                   100                    $47.71
        03/16/98                   200                    $48.02
        03/17/98                   100                    $48.02
        03/17/98                   500                    $48.06
        03/18/98                   100                    $48.17
        03/23/98                   100                    $48.27
        03/24/98                   100                    $48.27
        03/24/98                  2,500                   $48.18
        03/26/98                   100                    $48.14
        03/30/98                   200                    $48.15
        03/31/98                   100                    $48.02

                               Page 40 of 43 Pages

                       FARALLON CAPITAL MANAGEMENT, L.L.C.


                              NO. OF SHARES                PRICE
       TRADE DATE               PURCHASED                PER SHARE
                                                  (including commission)

        02/25/98                   800                    $48.02
        02/26/98                  1,800                   $47.87
        03/02/98                   200                    $47.77
        03/03/98                   200                    $47.71
        03/16/98                   700                    $48.02
        03/17/98                   300                    $48.02
        03/17/98                  2,000                   $48.06
        03/18/98                   500                    $48.17
        03/23/98                   300                    $48.27
        03/24/98                   300                    $48.27
        03/24/98                  7,400                   $48.19
        03/25/98                   100                    $48.14
        03/26/98                   400                    $48.15
        03/30/98                   500                    $48.14
        03/31/98                   800                    $48.02

                               Page 41 of 43 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                 Joint Acqusition Statement Pursuant to Rule 13D-(f)(1)


                               Page 42 of 43 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)

       The  undersigned  acknowledge  and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: April 2, 1998

                           /s/ David I. Cohen
                           ----------------------------------------
                           FARALLON PARTNERS, L.L.C.,
                           on its own behalf and as General Partner of FARALLON CAPITAL PARTNERS, L.P.,
                           FARALLON  CAPITAL INSTITUTIONAL PARTNERS,
                           L.P., FARALLON CAPITAL INSTITUTIONAL
                           PARTNERS II, L.P., FARALLON CAPITAL
                           INSTITUTIONAL PARTNERS III, L.P. and
                           TINICUM PARTNERS, L.P.
                           By David I. Cohen,
                           Managing Member



                           /s/ David I. Cohen
                           ----------------------------------------
                           FARALLON CAPITAL MANAGEMENT, L.L.C.
                           By David I. Cohen,
                           Managing Member



                           /s/ David I. Cohen
                           ----------------------------------------
                           David I. Cohen, individually and as
                           attorney-in-fact for each of Enrique H. Boilini, Joseph F. Downes, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, William F. Mellin,
                           Stephen L. Millham, Meridee A. Moore, and
                           Thomas F. Steyer.

                               Page 43 of 43 Pages